Exhibit 99.1

PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT ANNOUNCES RESET DIVIDEND RATE
ON ITS SERIES 9 PREFERRED SHARES
Brookfield, News, October 11, 2016 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) (“Brookfield”) today announced that the dividend rate on its Class A Preference Shares, Series 9 (the  “Series 9 Preferred Shares”) (TSX:BAM.PR.G) for the five years commencing November 1, 2016 and ending October 31, 2021 will be 2.75% per annum.  This dividend rate represents 357% of the interpolated yield, calculated as of October 11, 2016 at 10:00 a.m. (Toronto time), on the 0.75% Government of Canada bond due September 1, 2021 and the 2.75% Government of Canada bond due June 1, 2022.  This dividend will be payable quarterly on the first day of February, May, August and November, commencing with the dividend payable on February 1, 2017. The implied yield on the Series 9 Preferred Shares based on the new fixed dividend rate that will apply for the five years commencing November 1, 2016 and today’s closing price for the Series 9 Preferred Shares is approximately 4.63%.
The annual rate currently paid on the company’s Series 9 Preferred Shares is 3.80%.  The final quarterly dividend payable at this rate will be paid on November 1, 2016 to shareholders of record on October 15, 2016.

Conversion Rights

Holders of Brookfield’s Series 9 Preferred Shares have the privilege to convert, at their option, all or part of their Series 9 Preferred Shares on a one-for-one basis into the company’s Class A Preference Shares, Series 8 (the “Series 8 Preferred Shares”) (TSX:BAM.PR.E) effective November 1, 2016.  The deadline for exercising this conversion privilege is 5:00 p.m. (Toronto time) on October 18, 2016.  Holders of the Series 9 Preferred Shares who do not elect to convert their shares by this date will retain their Series 9 Preferred Shares and will receive the reset fixed-rate dividend as described above.
Holders of Brookfield’s Series 8 Preferred Shares also have the privilege to convert, at their option, all or part of their Series 8 Preferred Shares on a one-for-one basis into the company’s Series 9 Preferred Shares effective November 1, 2016.  The deadline for exercising this conversion privilege is 5:00 p.m. (Toronto time) on October 18, 2016.  Holders of the Series 8 Preferred Shares who do not elect to convert their shares by this date will retain their Series 8 Preferred Shares and will continue to receive a floating-rate dividend based on the prime rate.
If, after the close of business on October 18, 2016, the company determines that there would be fewer than 500,000 Series 9 Preferred Shares outstanding after the conversion date, it will automatically convert all of the remaining shares of this issue into Series 8 Preferred Shares and return all Series 8 Preferred Shares submitted for conversion.  Similarly if, after the close of business on October 18, 2016, the company determines that there would be fewer than 500,000 Series 8 Preferred Shares outstanding after the conversion date, it will automatically convert all of the remaining shares of this issue into Series 9 Preferred Shares and return all Series 9 Preferred Shares submitted for conversion.

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Holders of the company’s Series 8 and Series 9 Preferred Shares will again have the opportunity to convert their shares into the other series on November 1, 2021 and every five years thereafter.
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Brookfield Asset Management Inc. is a global alternative asset manager with approximately US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.
For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com

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